Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this report on Form 6-K.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Exhibit 99.2 or in other parts of this report on Form 6-K.

A.            Operating Results

We operate and manage our business as a single segment.  We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.

We believe the most significant factors that directly or indirectly affect our financial performance and results of operations include:

•                  industry demand;

•                  geographical exposure, government subsidies and economic incentives;

•                  production capacity expansion, production and facility management and capacity utilization;

•                  price and availability of polysilicon and silicon wafers;

•                  pricing of PV products; and

•                  processing technologies.

Industry Demand

Our business and revenue growth depend on industry demand for solar energy products. Following a short period of recovery after the financial crisis in 2008, the industry experienced a challenging year in 2011 when capacity and supply of solar panels far exceeded the demand in the market. Changes in government solar policies in large solar energy markets of Germany, Italy and France, coupled with the European financial crisis, precipitated a market contraction and uncertainty in the European outlook.  However, this contraction is offset by strong demand from the United States, China, India and other new markets such as Africa and the Middle East.  The severe reduction in solar module pricing, although challenging for the suppliers’ profitability, nevertheless had a positive impact of increasing demand in a number of markets.  As the industry faces consolidation, we have also benefited from customers increasingly seeking partnership only with reliable high-capacity suppliers. The longer term outlook remains positive as the cost of manufacturing continues to decline through greater economies of scale, process innovations and increased conversion efficiencies, which will allow accelerated achievement of the delivery of solar-based electricity to end users at a cost equal to the cost of retail electricity, otherwise known as “grid parity”.

In the near term, mature government subsidy roadmaps in developed economies have led developers to be aggressive with their solar installations so that they can meet government deadlines and enjoy better economic returns.  Cost reductions of solar installations have proven to be viable and have also led to aggressive solar installation in emerging economies.  In the long run, we believe that solar energy continues to have significant future growth potential and that demand for our products and services will continue to grow significantly for the following reasons:

•                  increasing demand for renewable energies, including solar energy, due to the finiteness of fossil fuels and concerns over nuclear power;

•                  increasing environmental awareness leading to regulations and taxes aimed at limiting emissions from fossil fuels;

•                  continued adoption or maintenance of government incentives for solar energy worldwide;

•                  narrowing cost differentials between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for PV products driven by lower raw materials costs and increased production efficiencies;

•                  continual improvements in the conversion efficiency of PV products leading to lower costs per watt of electricity generated, making solar energy more efficient and cost-effective; and

•                  bankability, reliability, modularity, scalability and other features of our products.

We believe that the near-term growth of the market for PV products depends largely on two factors:  (i) the scale and predictability of government renewable energy mandates and their corollary solar incentives; and (ii) the emerging cost-competitiveness of wholesale solar energy in certain markets.  The cost of electricity generated by PV products currently still exceeds the cost of electricity generated from conventional power such as coal and hydropower in most markets, although it is rapidly nearing competitiveness with oil and gas in many US and European markets, where the latter’s costs have increased considerably. Governments in many of our key markets, most notably Germany, Italy, Spain, many US states, France, Greece, South Korea and China, continue to provide economic incentives to develop markets for solar energy. Nevertheless, such incentives could be scaled back or even eliminated if the government authorities change the favorable industry policy for solar energy due to financial restraints or other reasons.  For example, feed-in tariffs in Germany, Italy, and certain other core markets have been reduced in the recent years and may be further reduced in the future, and our results of operations could be adversely impacted by such and similar unfavorable policy revisions.  Electric utility companies or generators of electricity using fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Sales to Germany accounted for approximately 20.1% of our total net revenues in 2011.  Although Germany accounts for the largest portion of our business, our net revenue exposure to Germany has considerably reduced from 28.2% in 2010 as a result of our business diversification.  The German feed-in tariff reduction in mid-2010 led to rush-in demand for solar installation in the first half of 2010, followed by less installation activities in the second half of 2010. We believe further reduction of German feed-in tariffs could impose further downward pricing pressures for PV modules.  As German government provides the industry with transparency to facilitate planning, we believe it could consider multiple reductions over the coming years to alleviate its financial burdens resulting from its subsidy and incentive programs.

Sales to Italy accounted for approximately 4.8% of our total net revenues in 2011.  The Italian market has a major portion of the world’s installed photovoltaic power generation due in large part to Italian government policies that established high feed-in tariff rates.  In May 2011, the Italian government capped installations on agricultural land at 1MW, placed an annual cap on solar installations, reduced the feed-in tariff amount and changed the feed-in tariff proportional to the dimension of PV system.  If new feed-in tariff standards or solar subsidy restrictions are adopted by the Italian government, our ability to pursue an expansion strategy in Italy would be adversely affected.

Sales to France accounted for approximately 7.6% of our total net revenues in 2011.  France’s high exposure to nuclear energy and its potential risk to the environment have led to accelerated growth of renewable energy installations in France in early 2011.  However, France is not immune from potential subsidy reduction measures to reduce government responsibilities for solar projects.  The reduction of a solar subsidy in France could be either in the form of feed-in tariff reduction or the announcement of an installation cap to discourage overheated solar applications.

Sales to China accounted for 11.8% of our total net revenues in 2011.  On August 1, 2011, PRC National Development and Reform Commission (NDRC), the national economic planning agency, promulgated a circular to adopt a unified national benchmark price for solar power. According to this new policy, solar projects approved before July 1, 2011 and completed prior to December 31, 2011, but without the electricity price set by the NDRC, would sell electricity to the grid at RMB 1.15 (tax included) per kilowatt-hour (kwh), while the projects approved on and after July 1 2011, and those to be completed after 2011 even approved before July 1, 2011, would provide electricity to the grid at a price of RMB1 per kwh. The solar projects in the Tibet Autonomous Region will be an exception and continue to sell to the grid at the price of RMB1.15 per kwh. This policy did not specify how long this uniform national benchmark price would last, but mentioned that NDRC would adjust this uniform benchmark price at a suitable time in consideration of such factors as variation of the investment cost of solar projects and technological improvement. This policy document also specified that the electricity selling price for those “build-operate-transfer” projects awarded through a competitive bidding process would be the price offered by the successful bidders which should not be higher than the uniform national benchmark price set therein. As for those solar power projects which are given financial subsides from central government, the selling price for the power generated shall be the benchmark feed-in-tariff for local desulfurization coal power. With the release of this new policy, our volume of sales in the China market witnessed an increase in 2011.

Sales to the United States accounted for approximately 23.0% of our total net revenues in 2011.  In the United States, major utilities in 30 states are required to purchase renewable energy, and sometimes a predetermined percentage of solar energy, in set amounts each year, and the non-compliance of such requirement is often subject to fines.  In parallel, utilities and states offer economic incentives in the form of dedicated wholesale renewable energy procurement bids, capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products.  The demand for our PV modules and PV systems in our current, targeted and potential markets is affected significantly by the availability of such government policies and economic incentives, but also increasingly by the emerging cost-competitiveness of solar with peaking natural gas contracts.  Our sales are also increasingly affected by complex renewable portfolio standards, or RPSs, implementation rules on our customers such as in-state project development requirements, interconnection processes, contract performance guarantees, curtailment provisions in utility contracts, bid caps, and so on.

California has been the state where the majority of solar power module and system sales have taken place during the past five years.  The state has a law requiring utilities to achieve a 33% RPS by 2020.  Other states have also recently passed large RPS mandates, often with a mandatory solar “carve-out”, including New Jersey, Colorado, Illinois, Massachusetts, Rhode Island, Washington DC, and other states, which are expected to drive substantial long-term sales.  A significant new solar RPS and incentive program is also expected to be set up in New York this year.  However, the continuation of the California market is largely dependent on removal of existing but non-viable renewable energy contracts in the utility procurement queues and improvements to be made to the interconnection processes.  New Jersey, the second-largest US market, is currently oversupplied with solar projects and the growth of demand has slowed in 2012, and may continue to slow down unless an expansion bill will be passed in New Jersey to support the industry.  Moreover, several states have encumbered their RPS rules with in-state development requirements which could lead to legal challenges on the entire RPS law on the grounds of a violation of the Commerce Clause of the US Constitution.  Finally, many state incentive programs for retail distributed generation have rapidly declined in value with little advance notice; the termination or level of these incentives could harm sales in those markets where customers cannot recoup a value from selling the green renewable energy credits.

At the federal level in the U.S., the popular 1603 cash grant program significantly affected U.S. sales in 2011.  Due to the scarcity of equity players and the substantially higher transaction costs in equity financing as a result, developers and buyers took advantage of an up-front cash grant version of the Investment Tax Credit.  However, the program had a December 31, 2011 expiration date by which construction must have materially begun.  The American solar industry association has reported that knowledge of the looming 1603 cash grant expiration date drove approximately a 67% increase in US solar sales in Q4 2011.

We also sell our products to emerging markets including South East Asia, Africa, and the Middle East. However, political and credit risks for these markets can be substantially higher than developed economies which our revenue was previously exposed to.  Moreover, subsidy programs in emerging markets may require an extended period of time to attain effectiveness because the applicable permission and grid connection processes associated with these programs can be lengthy and administratively burdensome.  In addition, if any of these statutes or regulations is found to be unconstitutional, or is reduced or discontinued for other reasons, sales prices and/or volumes of our PV modules in those countries could decline significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Production Capacity Expansion, Production and Facility Management and Capacity Utilization

Our capacity expansion has contributed to increases in sales of our PV products, which amounted to 704.0 MW, 1,572.3 MW, and 2,095.5 MW in 2009, 2010, and 2011, respectively.  Our total net revenues amounted to $1,693.3 million, $2,901.9 million and $3,146.6 million for the same periods.

To implement our plan of becoming a more vertically integrated manufacturer, we acquired Rietech in 2010, which was spun off from the Glory Silicon, a China-based silicon ingot and wafer manufacturer.  During 2011, we commenced our ingot and wafer production capacity. As of December 31, 2011, we had reached 1,600MW of ingot and wafer production capacity. As of December 31, 2011, our internal wafer production accounted for 40% to 50% of our total wafer consumption used for module production.

By the end of 2010, we reached a total cell manufacturing capacity of 1,800 MW composed of 1,200 MW in Wuxi, 400 MW in Shanghai, and 200 MW in Luoyang.   In 2011, we increased our annual cell manufacturing capacity to 2,400 MW from 1,800 MW in 2010, primarily attributable to the additional capacity we acquired through Wuxi Sunshine.  Wuxi Sunshine was acquired with the goal of producing a total capacity of 1,200 MW through two phases of construction.  The first construction phase of the facility was completed in the first quarter of 2011 with a production capacity of 600 MW.  We will implement the second phase addition of 600 MW PV cell capacity, subject to consumer demand.

In 2010, we started to retrofit substantial conventional PV cell capacity with Pluto technology.  As of December 31, 2011, we achieved full utilization of our Pluto technology in our manufacturing activities and enabled 450 MW of Pluto capacity.  In 2011, we maintained our total module capacity of 2,400 MW.  In 2011 we were able to ship 2,095.5 MW of our solar products, representing a 33.3% increase from 2010.

Our future success depends on our ability to manage our production facilities effectively, to continue improving our production conversion efficiency, and to reduce our manufacturing costs.  Other than increasing revenue from PV modules based on Pluto technology cells, we plan to further reduce our manufacturing costs including lowering our silicon and non-silicon material costs, improving manufacturing productivity, timely revising expansion plans and related capital expenditures, adopting additional lean manufacturing processes, and consistent implementation of process automation with our in-house manufactured equipment.

Capacity utilization is a key factor in growing our revenues and profits.  Our manufacturing lines have operated at high utilization rates for the most part of 2011.  However, in circumstances where we need to optimize our inventory level, or market demand falls to below our original expectation, we could from time to time lower our capacity utilization rate and result in temporarily higher than optimized manufacturing costs.

Price and Availability of Polysilicon and Silicon Wafers

After the financial crisis in 2008, demand for solar products had substantially revived for a short period, leading to rising selling prices of silicon wafers, our key raw material of production.  We entered into a number of multi-year supply agreements in the three year period from 2006 to 2008 to secure the volume required to meet our consumption demand for module productions.  In 2010, we entered into one additional long term silicon supply contract.  These supply agreements accounted for a significant portion of the polysilicon and silicon wafers consumed in our manufacturing activities in 2011.

In addition, many of our multi-year supply agreements were structured as “take or pay” arrangements, which allowed the suppliers to invoice us for the full purchase price of polysilicon or silicon wafers we committed to purchase each year, whether or not we actually order the required volume.  Towards the end of the third quarter in 2011, the market prices for polysilicon and silicon wafers experienced significant declines to a level substantially lower than the contract price under our multi-year supply agreements, and also below the cash cost for smaller manufacturers, although there was a rebound in price in the first quarter of 2012. Nevertheless, we have sought to renegotiate the terms of our “take or pay” supply agreements since 2009, and we were able to renegotiate the pricing and volume delivery mechanism for a substantial portion of these supply agreements to make them more in line with spot market pricing so as to maintain our cost competitiveness. See “Company Information — B. Business Overview” in Exhibit 99.1 to this report on Form 6-K.

Despite the success in renegotiating some of our multi-year supply agreements, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements.  Even under renegotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant.  In the event we are unable to renegotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up and required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Risks Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw materials costs may be limited as a result of our multi-year supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability” in Exhibit 99.2 to this report on Form 6-K.

Pricing of PV Products

Pricing of PV products is principally affected by market supply — demand dynamics and various governments’ attitude toward subsidies.  In 2011, some of our key markets including Germany and Italy have announced scaling down of solar feed-in-tariff subsidies.  Subsequent to this change module pricing was considerably reduced in order to maintain an attractive return for solar project owners.  The net impact from strong supply and various subsidy cut announcements in the key markets, and fluctuations of currency exchange rates, was that the prices of our PV modules declined significantly during the first half of 2011, and continued to drop during the second half of that year.

We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the history and strength of our relationship with a particular customer and our costs of polysilicon or silicon wafers.  The average selling price per watt of our PV modules declined from $2.40 in 2009 to $1.82 in 2010 and $1.51 in 2011.  The majority of our solar products were sold in the form of modules, which accounted for 95.8% of our total net revenues in 2011.

Foreign exchange gains and losses had a significant effect on our operating results in 2011.  The fluctuation of the Euro also had a dynamic impact on the average selling prices of our products reported in U.S. dollar terms during such period.  See “Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates have had, and could continue to have, an adverse effect on our results of operations” in Exhibit 99.2 to this report on Form 6-K.

We are continuing our efforts to distinguish our PV products through features such as high conversion efficiency, quality of manufacturing and warranty, and adequate credit for customers.  However, there can be no assurance that our efforts will succeed in preventing further declines in demand for or further decreases in the average selling price of our products under the current macroeconomic conditions.  In addition, as we procure our polysilicon and silicon wafers pursuant to certain long-term supply agreements entered into between 2006 and 2008 with prices fixed, if we are not able to renegotiate the pricing terms with our suppliers, and if our cost of polysilicon and silicon wafers become higher than the spot prices on the market or those available to our competitors, we may not be able to pass such relatively higher costs to our customers. As a result, our provisions for raw materials increased, which contributed to the decrease of our gross profit margin from 21.4% in 2009, to 18.7% in 2010, and to 12.3% in 2011.

We expect that the prices of PV products, including PV modules, will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of polysilicon and silicon wafers.

Processing Technologies

The advancement of processing technologies is important in increasing the conversion efficiency of PV products.  High conversion efficiencies reduce the manufacturing cost per watt of PV products and increase the gross profit margin of the manufacturer.  As a result, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt.  Our strong research and development capabilities have enabled us to develop advanced process technologies and to manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies.  As of December 31, 2011, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 18.2% and 16.6%, respectively.  Since 2009, we had commenced commercial shipment of PV modules based on our Pluto technology, which is a high efficiency PV technology that allows us to achieve conversion efficiency of 20.3% on PV cells manufactured with monocrystalline silicon wafers and 18.1% on PV modules.

Revenues

We currently derive revenues from the sale of PV modules and other sources:

•                  Sales of PV modules (including BIPV products), which accounted for approximately 94.9%, 95.3%, and 95.8% of our total net revenues in 2009, 2010 and 2011, respectively.  We manufactured a very high proportion of the PV cells used for manufacturing our PV modules.

•                  Other revenues, which include:

•                  sales of PV cells, which accounted for approximately 0.4%, 0.8% and 0.8% of our total net revenues in 2009,  2010 and 2011, respectively;

•                  sales of others products and services, which mainly include PV system integration services and equipment automation services, which accounted for approximately 4.7%, 3.9%, and 3.4% of our total net revenues in 2009, 2010, and 2011, respectively; and

Our net revenues are net of value-added tax.  See “— Taxation.”

In 2011, sales to our largest customer, our top 5 customers and our top 10 customers accounted for 8.0%, 19.8% and 30.3% of our total net revenues, respectively.  In 2012, we expect to continue to diversify our customer base by actively expanding our business in new regional markets with strong demand for PV products, including the United States, Japan, China, Southeast Asia, and Africa.

Our revenues from PV module sales accounted for approximately 95.8% of our total net revenues in 2011, as compared to 95.3% in 2010. Our revenues from PV cell sales in 2011 remained 0.8% of our total net revenues as in 2010.  Our revenue exposure to sales of PV modules and cells remained relatively stable on a year-on-year basis.  In 2012, we expect the great majority of our revenue will continue to be generated from module sales.

In addition, our systems integration business accounted for 1.5% of net revenue in 2011, as compared to 3.2% in 2010.  We expect strong demand in PV project development especially for emerging economies including China in the long run.  Our systems integration business is principally conducted in China and we foresee strong growth potential in the long run as the Chinese government continues to emphasize its focus on developing clean sources of energy in the foreseeable future.  However, the systems integration business in the China market remains highly competitive and we will carefully monitor our exposure to this business segment in order to avoid significant losses or earnings dilution.  We cannot make assurances of the stability of our revenue exposure or profitability of this business segment, due to project-specific pricing, volume, business conditions and requirements in the long run.

Our Dauchingen facilities of our KSL Kuttler subsidiary, along with our Suzhou facilities, provide automation equipment for our internal PV manufacturing processes.  KSL-Kuttler also maintained a small volume of external sales in equipment for the printed circuit board industry, which accounted for 1.6% of our total net revenues in 2011.

Costs of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011

Cost of revenues	78.6%	81.3%	87.7%
Operating expenses
Selling expenses	4.9	4.0	5.2
General and administrative expenses	4.5	4.6	7.9
Research and development expenses	1.7	1.4	1.2
MEMC settlement charges	—	—	3.8
Impairment of goodwill	—	—	8.9
Impairment of long-lived assets and indefinite lived intangible assets	—	1.9	5.8

Total operating expenses	11.1%	11.9%	32.8%

Our cost of revenue as percentage of our total net revenues increased in 2011 from 2010.  The increase was due primarily to lower module selling prices in 2011.  Our other per unit manufacturing cost, including non-silicon raw materials, depreciation, labor and overhead, declined as a result of factory cost reduction and improved efficiency in material consumption.  However, the decline in manufacturing cost was not enough to offset the impact from selling price erosion.  In 2012, we expect to lower our cost of revenue as percentage of total net revenues through further reduction of manufacturing cost, strategic sourcing of silicon wafers, as well as nearly-full utilization of our internal ingot and wafer production capacity at Rietech.  We also continue to balance automation and manual operations in our manufacturing processes, which enables us to increase operating efficiencies and expand our manufacturing capacity in a cost-effective manner.

In order to facilitate comparison with peers, since the second quarter of 2011, we have reclassified shipping and handling cost as selling expense. Previously, shipping and handling cost was a component of cost of revenues. Shipping and handling costs relating to solar module sales were $23.2 million, $39.3 million and $61.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. Comparable numbers in historical periods have also been adjusted accordingly. See Note 2(r) to our audited consolidated financial statements included herein.

Our operating expenses consist of, among others, selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses.  Our operating expenses as a percentage of our total net revenues increased from 11.9% in 2010 to 32.8% in 2011.  Operating expenses in 2010 included the impairment of a long-lived asset as a result of the abandonment of our Shanghai amorphous-silicon thin-film equipment, which amounted to $54.6 million, as well as the provision of prepayment to a related party in the amount of $8.0 million. Our operating expenses in 2011 included (i) $120 million of compensation to MEMC due to contract termination, (ii) $281.5 million of impairment of goodwill, (iii) $180.3 million of impairment of long-lived assets and indefinite lived intangible assets, (iv) $21.1 million of provision for prepayment to related parties, and (v) $17.5 million of litigation contingency accruals.

Cost of Revenues

Our cost of revenues primarily consists of:

•                  polysilicon and silicon wafers, which constitute the most important raw materials from which PV products are made.  We expect the cost of polysilicon and silicon wafers to continue to constitute a significant portion of our cost of revenues in the near future.  Cost of polysilicon and silicon wafers also includes the amortization of the cost of warrants and options granted to suppliers.

•                  other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyestertedlar material, connecting system and aluminum frame;

•                  direct labor costs, including salaries and benefits for personnel directly involved in manufacturing activities;

•                  depreciation and amortization of manufacturing equipment and facilities.  Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly.  We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity.  Overhead, including utility, maintenance of production equipment, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products are also expected to increase in absolute terms.

Selling Expenses

Selling expenses primarily consist of provisions for warranties, shipping and handling cost, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims.  The level of our selling expenses is correlated to the demand for our products, which is commensurate with the volume of and expenses associated with products sold, and to the success of efforts to control expenses in our sales and marketing departments.

We have not experienced significant warranty claims since we commenced our business operation in August 2002.  We accrue 0.72% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized.  As of December 31, 2011, our accrued warranty costs amounted to $94.1million.  We believe our warranty policies are consistent with industry practice.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) provision for doubtful debts; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) amortization of share options and non-vested shares; (iv) fees and expenses of audit, legal, consulting and other professional services; (v) amortization of intangible assets related to our acquisitions of Suntech Japan, Kuttler, SES and Rietech; (vi) bank service charges; and (vii) expenses associated with our administrative offices.  General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $3.1 million, $5.9 million and 5.5 million in 2009, 2010, and 2011, respectively.  We currently implement strict expense controls targeted at restraining general and administrative expenses in the near future.  However, we cannot guarantee that general and administration expenses as a percentage of revenue will decline in 2012 despite potential revenue growth prospects.

Research and Development Expenses

Research and development expenses primarily consist of costs of raw materials used in our research and development activities, share-based compensation expenses for options and restricted shares granted to our research and development personnel, compensation and benefits for research and development personnel, prototype and equipment costs related to the design, development, testing and enhancement of our products and process technologies.  We expense our research and development costs as incurred.  We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers.  As a result, we expect that our total research and development expenses will be similar or will increase in absolute terms in the future.

Share-based Compensation Expenses

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005.  For details of our 2005 equity incentive plan and options and restricted shares granted thereunder, please see “Directors, Senior Management and Employees and Related Party Transactions — B. Compensation of Directors and Executive Officers” in Exhibit 99.4 to this report on Form 6-K.  In aggregate, share-based compensation cost related to the options and restricted shares granted to internal employees and directors was approximately$6.6 million, $14.9 million and $12.5 million in each of 2009, 2010, and 2011, respectively.  Share-based compensation expenses are allocated among each of general and administrative expenses and research and development expenses based on the nature of the work our employees were assigned to perform.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax in the Cayman Islands or British Virgin Islands.  Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.

Suntech America, Inc. is subject to U.S. federal corporate income tax at the rate of 35% and California state corporate income tax at the rate of 8.8%.

Suntech Japan is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective tax rate of approximately 40.69%.

Suntech Power International Ltd is located in Schaffhausen, Switzerland, which is outside of Zurich, and is subject to a formal federal corporate income tax of approximately 7.83%.  However, Suntech Power International Ltd has a tax ruling with the federation, and, as a result of this tax ruling, the effective federal tax rate in 2011 for Suntech Power International Ltd would have been 3.52% had it been profitable.

PRC Taxation

We are subject to taxation in China by virtue of the business our PRC subsidiaries conduct there.

Taxable Presence Exposure in the PRC

The EIT Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC tax resident enterprises and will be subject to the PRC EIT at the rate of 25% on their worldwide income.  Under the Implementation Regulations of the PRC EIT Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  Due to the fact that an extensive portion of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as PRC tax resident enterprises.  If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the tax rate of 25%, which would have an impact on our effective tax rate.  Under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from PRC withholding tax on dividends, and dividends from our Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which took effect beginning January 1, 2008.  On December 6, 2007, the State Council approved and promulgated the Implementation Regulations, which took effect simultaneously with the EIT Law.  Under the EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%.  The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the EIT Law and which were entitled to a preferential tax rate under the then effective tax laws or regulations.  In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises are gradually transitioning to the uniform tax rate within such transitional period.  For those enterprises which previously enjoyed tax holidays, such tax holidays will continue until their expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday had not yet started because of losses, such tax holiday were deemed to commence from 2008, the first effective year of the EIT Law.  While the EIT Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment continues to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state.  Following the full implementation of the EIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.

Wuxi Suntech, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, was approved to be qualified as a “high and new technology enterprise” on December 1, 2008, and it renewed its certificate on October 31, 2011.  As a result, it is entitled to a preferential EIT of 15.0% for the period from 2008 to 2013.  In December 2009, Sunergy Power Co. Ltd merged into Wuxi Suntech.  Wuxi Suntech’s EIT rate remained at 15.0% after the merger. Wuxi Suntech renewed its preferential tax treatment as a “High and New Technology Enterprise” (“HNTE”), effective from September 25, 2011, with the relevant tax authorities on December 1, 2011. It is entitled to a preferential tax rate of 15% for the three years from 2011 to 2013.

Kuttler Automation Systems (Suzhou) Co., Ltd was approved to be qualified as a “HNTE” in December, 2009, was entitled to a preferential enterprise income tax rate of 15.0% from 2009 to 2011. As of the date of this annual report, it is in the process of applying for the renewal of its “HNTE” certificate.

Luoyang Suntech is located in Luoyang high and new technology zone and was approved to be qualified as a “HNTE” on December 30, 2008, and renewed its certificate on October 28, 2011.  As a result, it is entitled to a preferential EIT rate of 15.0%.  As a manufacturing-oriented FIE,, it was entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011).  Since the two preferential tax treatments are prohibited from simultaneous implementation, the applicable tax rate for Luoyang Suntech from 2009 to 2011 was 12.5%. Luoyang Suntech renewed its preferential tax treatment as a HNTE with the relevant tax authorities on December 30, 2011. The applicable tax rate of 15% will be effective for 2 years from year 2012 to year 2013.

Zhenjiang Rietech, which was spun off from the Glory Silicon, is located in Yangzhong, Jiangsu province, and was approved to be qualified as a “HNTE” on November 8, 2011.  As a result, it is entitled to a preferential EIT rate of 15.0% from year 2011 to 2013.

Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen special economic zone and was subject to an income tax rate of 18%, 20%, 22% and 24% in each year from 2008 to 2011 and is subject to an income tax rate of 25% starting from 2012.

Suntech Energy Engineering Co., Ltd. is incorporated in China, and has been subject to income tax rate of 25% since 2008.

If any of the PRC subsidiaries cease to qualify for their current preferential EIT rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment.  To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase.  The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries.

The PRC central or provincial government could eliminate or reduce the preferential tax treatment in the future, which, as a result, would lead to an increase in our effective tax rate.  Upon the eventual lapse of the preferential e EIT rates of these subsidiaries, our effective tax rate will increase in the future.

Critical Accounting Policies

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period.  We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.  Some of our accounting policies require higher degrees of judgment than others in their application.  We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized.  However, we bear the risk of warranty claims long after we have sold our products and recognized revenues.  Because we are a relatively new company, we have a limited warranty claim period.  We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure.  As we have not experienced significant warranty claims to date; we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff.  We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate.  Actual warranty costs are accumulated and charged against accrued warranty liability.  Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure.  If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period.  We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model, for share options and restricted shares granted prior to us becoming a public company and subsequently, the Binomial model.  Under these models, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate.  Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares.  We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history.  Our compensation charges may change based on changes to our assumptions.

Income Taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized.  We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.  Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Goodwill and Indefinite-life Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with U.S. GAAP, and we conduct our annual impairment testing on December 31or whenever there are indicators to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives.

Prior to performing the goodwill impairment testing process for a reporting unit, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for recoverability whereby the gross undiscounted cash flows are determined specific to the asset.  For non-goodwill related intangible assets with indefinite lives, a fair value determination is made.  If the carrying value of the asset exceeds the fair value, then impairment occurs.  The carrying values of these assets are impaired as necessary to provide the appropriate carrying value for the goodwill impairment calculation.

During the third quarter of 2011, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in the Company’s market capitalization to a level lower than its net book value, we believed that impairment triggering events existed and performed a goodwill impairment analysis. As of September 30, 2011, the carrying value of net assets was significantly above the market capitalization of the Company’s ordinary shares. From June 2011 through September 2011, we observed a strong correlation between the decline in market capitalization and the decline in pricing in the PV product market, caused by an overall softening of demand. We evaluated the following items, among others, in determining whether there were impairment indicators requiring an evaluation of goodwill impairment as of an interim date: the impact of PV product price declines; the softening market demands in primary markets; the financial performance of our reporting unit in fiscal year 2011 to date; a sustained, significant decline in the market capitalization to a level lower than our net book value; and our internal forecast data. Based on the above, we determined that a triggering event existed, which required us to perform the first step of the goodwill impairment test as of September 30, 2011. As a result of the impairment test, we recorded $281.5 million of impairment expense in the third quarter of 2011.

Intangible assets determined to have indefinite lives are not amortized, but rather are subject to an impairment test annually along with goodwill, or earlier if there is indication of impairment. We have two indefinite-lived intangible assets, the MSK trade name, for the product brand marketed in Japan, and the KTL trade name, which is the brand under which the equipment manufactured for the printed circuit board industry are marketed. As these indefinite lived intangible assets do not operate as a single asset or operate inseparably, the unit of accounting for the impairment test is on each respective trade name individually. We estimated the fair value of the MSK and KTL trade names using discounted cash flows under the income approach. For the MSK trade name, as we are now focusing on the promotion of Suntech brand through the MSK subsidiary in Japan, sales of products under MSK trade name has declined 2011 and such decline will continue due as the market becomes more focused on costs rather than premium product differentiation. As a result, we determined that the carrying amount of the MSK trade name may not be fully recoverable as of September 30, 2011 and an impairment charge of $91.9 million was recognized. Under the KTL trade name, we continue to manufacture equipment for the printed circuit board industry and generate external revenue, which accounts for less than 2% of our total sales. We computed the fair value of the KTL trade name and noted it exceeds its carrying amount and thus, no impairment loss was recognized.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit.  Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results, including discount rates, and expected future growth rates, among others.  The fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units.  Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets.  The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates.  These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.  This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results.  Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

In the third quarter of 2011, we determined that technology related to BIPV technology was obsolete and ceased related production. We will stop selling such products once the existing inventory has been sold. As a result, the entire carrying value of the BIPV technology in the amount of $33.8 million was written down to zero as it had no alternative value and we did not expect to recover any material amount based on our understanding of the current solar market. During the third quarter of 2011, in connection with the impact of weakening market conditions on the Company’s forecasts and a sustained, significant decline in the market capitalization to a level lower than the net book value of the Company, we concluded that triggering events existed and were required to test long-lived assets for impairment. Note that the asset group’s carrying value was lower than the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

As a result, a total impairment charge of $54.6 million primarily related to the abandonment of idle facilities was recognized.

Supplier Warrants

In July 2006, we issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement.  The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula, and was amortized over the life of the supply contract, based on the actual delivery volume over the total contracted delivery volume.  Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares.  The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

In June 2011, concurrent with the termination of the long-term supply agreement with such supplier, the unamortized balance of the warrants of $91.9 million was written off.

Marketable Securities

Marketable securities are classified as “available-for-sale” and are presented at fair value on our balance sheet, with gains and losses recorded to accumulated other comprehensive income (loss) until realized.  We determine the realized gains and losses on sales of marketable securities using the specific identification cost method.  Available-for-sale marketable securities are subject to a periodic impairment review.  We subject investments identified as being impaired to further review to determine if the investment is other than-temporarily impaired, in which case we would write down the investment to its impaired value and establish that amount as its new cost basis.  We measure the fair value of our marketable securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals) and we consider the effect of our counterparties credit standings in these fair value measurements.  Determining the observable market values most relevant to the measurement of the fair value of marketable securities and the further counterparty credit risk adjustment to those values, if needed, requires significant judgment.

Valuation of Derivative Financial Instruments

Derivative instruments are principally used to manage currency exchange rate risk and are not used for speculative or trading purposes.  There are two aspects of accounting for derivative instruments that require significant estimates and judgments:  measuring the fair values of the derivative instruments and applying special “hedge accounting” rules.  For example, we normally use commonly accepted discounted cash flow modeling techniques and third party pricing models that we believe produce the best estimates for the types of the financial instruments we hold.  The inputs and assumptions used in the models reflect management’s best estimate of assumptions that market participants would use in pricing the same or similar instruments in a current transaction as of the measurement date.  We normally take into account key inputs, including the contract terms, interest rate yield curves, option volatility, and currency rates.  Due to the nature of our financial instruments, the valuation methodologies we employ require specific inputs that do not necessitate significant judgments and a substantial majority of the inputs we use are normally readily observable and generally do not vary significantly by source.  Had we based our estimates of key assumptions on different data representing other reasonably possible estimates, there would have been no material change in the valuations.

Derivative instruments are reported on the consolidated balance sheet at their fair values.  See Note 2 to the consolidated financial statements for information about how measurement of the fair values of derivative instruments is performed.  The types of derivative instruments are commonly used by many companies outside the financial services industry and have well-established valuation models.  Also, there are readily available, reliable sources for the information that are used as inputs to these valuation models.  However, the selection of the valuation models and the inputs used in them still require the exercise of significant judgment.  The amounts that are used as valuation model inputs can change significantly from one period to another as markets fluctuate.  This can cause the estimated fair value for any specific derivative instrument to vary significantly from one period to another.

Some of our derivative instruments are designated as cash-flow hedges.  Under cash-flow hedge accounting, the “effective portion” of the change in fair value of the specified future cash flow that it hedges is recorded as a component of other comprehensive income until the hedged cash flow affects the computation of current income.

At that time, the “effective portion” of the net change in the fair value of the derivative instrument is reclassified to current income.

Among other things, cash-flow hedge accounting requires testing of each hedging derivative instrument at the inception of the hedging relationship and at the end of each reporting period thereafter for its effectiveness in offsetting changes in the fair value of the hedged cash flow.  If it is determined that the overall hedging relationship is ineffective, cash-flow hedge accounting for the derivative instrument is discontinued and all future amounts are recorded for future fair value changes in income.  It also requires the measurement of any portion of the change in the fair value of the derivative instrument that is not effective in offsetting changes in the fair value of the hedged cash flow and to record that measured ineffectiveness in current income.  Because of these requirements, estimates and judgments that affect the amounts that are used to measure for the fair value of derivative instruments, and the hedged cash flows, can also have a significant impact on how presented changes in those fair values are reflected in the financial statements (current income versus other comprehensive income).

Fair Value Control Processes

We believe the estimate of the fair value of the derivative instruments and financial investments is a critical accounting estimate due to the subjective nature of valuation models and inputs used.  We have a well established accounting and financial reporting process for determining fair value measurements which includes proper controls over data, segregation of duties between those committing us to the underlying transactions and those responsible for undertaking the valuations, and utilizing personnel with expertise and experience in determining fair value measurements.  We use pricing information received from counterparty banks in determining fair value of our derivative instruments.  We conduct internal validation procedures, including comparing the prices to our independently calculated values using third party valuation models and a reasonableness corroborating review when reviewing the pricing data (such as, for example, forward exchange rates, interest rates, and volatilities) which normally would be available from other independent third party pricing sources (such as banks, Bloomberg, Reuters, and other similar sources).  We may also engage or employ third party valuation specialists in determining fair value measurements and disclosures for certain investments, in which case the specialists’ work (including valuation methodologies and assumptions) is under management’s review and oversight, and we are involved in the valuation process.  We maintain proper documentation to support our assumptions and conclusions.  We also have a process to monitor changes in management’s assumptions (if any) at each reporting period to make sure those changes are reasonable, reliable, consistent with that of market participants, and properly approved.  All of the validation and review processes are executed and completed before the fair value estimates are presented in the financial statements.

Valuation of Inventories

Our inventories are stated at the lower of cost or market.  The valuation of inventory requires us to estimate excess and slow moving inventory.  We evaluate the recoverability of our inventories based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on its assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives. Other market conditions that could impact the realizable value of our inventories and are periodically evaluated by management include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability, and other factors. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. In addition, we also consider factors like historic usage, product obsolescence and product merchantability.  Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand.  Furthermore, spot prices of polysilicon are primarily a result of market supply and demand.  We evaluated all inventories and all short-term and long-term purchase commitments, in particular those under “take or pay” arrangements, to determine whether a lower of cost or market provision was necessary.  The prices under the long-term commitments are typically fixed for up to the first two years, after which some agreements provide for prices to be set in subsequent years according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations.  We believe that the renegotiated prices will be based on the then market prices and as such those commitments did not affect our lower of cost or market provision.  For the periods in which prices are fixed, our estimates of future market demand and sales prices were used to determine the market value of the purchase commitments.  Since future selling prices beyond one year cannot be reasonably estimated, and there is no current trend data available in the industry to use as a reference, probable losses (if any) in future years from long-term purchase commitments beyond one year cannot be reasonably estimated.  Unanticipated increases in spot sales prices or increases to pre-negotiated purchase prices could cause us to incur additional inventory valuation provisions.  Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers.  Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

Allowance for Doubtful Accounts, Advances to Suppliers and Prepayments to Suppliers

We maintain allowances for doubtful accounts and advances to suppliers primarily based on the age of receivables or prepayments and factors surrounding the credit risk of specific customers or suppliers.  If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.

In order to secure a stable supply of polysilicon and wafers, we make short term and long term prepayments to certain suppliers.  Advances to suppliers for purchases expected to be made within twelve months as of each balance sheet date are recorded as advances to suppliers, while others are recorded as long-term prepayments to suppliers in the consolidated balance sheets.  A portion of the long-term prepayments to suppliers are deemed as financial assets.  We make most of the prepayments without receiving collateral for such payments.  As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, amount due from related parties, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.  Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates.  The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value.  Fair value of currency forward contract is measured by the amount that would have been paid to liquidate and repurchase all open contracts.  Fair value of investment in equity securities with readily determined fair value was determined based on the closing stock price on December 31, 2011 or by the discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discount rate.

Financial Instruments Measured at Fair Value

A number of our financial instruments are carried at fair value with changes in fair value recognized in earnings or accumulated comprehensive income each period.  We make estimates regarding valuation of assets and liabilities measured at fair value in preparing the consolidated financial statements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches.  A hierarchy for inputs is used in measuring fair value that maximizes the use of observable prices and inputs and minimizes the use of unobservable prices and inputs by requiring that the observable inputs be used when available.  The hierarchy is broken down into three levels, wherein Level 1 uses observable prices in active markets for identical assets and liabilities, and Level 3 consists of valuation techniques that incorporate significant unobservable inputs and therefore require the greatest use of judgment.  In periods of market dislocation, such as those experienced in fiscal 2008, the observability of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.  In addition, a continued downturn in market conditions could lead to further declines in the valuation of many instruments.  For further information on the fair value definition, Level 1, Level 2 and Level 3 hierarchy, and related valuation techniques, see Notes 2 and 3 to the consolidated financial statements.

Business Combinations

We account for business acquisitions using the acquisition method of accounting and record definite-lived intangible assets separate from goodwill.  Intangible assets are recorded at their fair value based on estimates as of the date of acquisition.  Goodwill is recorded as the residual amount of the purchase price less the fair value assigned to the individual assets acquired and liabilities assumed as of the date of acquisition.  We charge acquisition related costs that are not part of the consideration to general and administrative expense as they are incurred.  These costs typically include transaction and integration costs, such as legal, accounting and other professional fees.

Purchase Price Allocation

We account for business acquisitions using the acquisition method of accounting.  We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values.  As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired.  The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.

The trade name, patents and technology were valued using a form of the income approach called the relief-from-royalty method, which capitalizes an isolated stream of economic contributions specifically attributed to the subject trade name and patents and technology.  Using the relief-from-royalty method, trade name and patents and technology are valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a fair royalty to a third party for the use of the trade name and the patents and technology.  Accordingly, the economic contribution that is attributed to the trade name and the patents and technology is the portion of our income, equal to the after-tax royalty savings, that would have been paid for use of the trade name and the patents and technology.  Our royalty savings were used as the basis to calculate the economic contributions attributable to the trade name and the patents and technology.

The values of the trade name and the patents and technology depend on the present worth of future after tax cash flow derived from ownership of these assets.  Thus, indications of value are developed by discounting future after-tax cash flows attributable to the trade name and the patents and technology to their present worth at a rate of return appropriate for the risks of the trade name and the patents and technology.

A form of the income approach, commonly referred to as the excess earnings method, was used to estimate the value of the customer relationships.  The excess-earnings method captures the value of intangible assets by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets.  These assets normally include working capital, fixed assets, and other intangible assets.

Covenant not to compete is valued based on the with-and-without approach under the income approach.

The backlog was valued using the excess earnings method.  All revenue from existing backlog will be recognized within one month of the valuation date.  Cost of sales and operating expenses, excluding research and development, were estimated using the corresponding expense ratios in the PFI.  Marketing cost for the existing backlog was added back.  The contributory asset charges were also deducted.

Valuation of Cost and Equity Method Investments

When events and circumstances warrant, we evaluate our equity investments accounted for under the cost or equity method of accounting for impairment.  An impairment charge would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary.  In determining if a decline is other than temporary we consider factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the equity affiliate, the near-term and longer-term operating and financial prospects of the affiliate and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When available, we use quoted market prices to determine fair value.  If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, market-based inputs.  Generally, fair value is estimated using a combination of the income approach and the market approach.  Under the income approach, estimated future cash flows are discounted at a rate commensurate with the risk involved using marketplace assumptions.  Under the market approach, valuations are based on actual comparable market transactions and market earnings and book value multiples for comparable entities.  The assumptions used in the income and market approaches have a significant effect on the determination of fair value.  Significant assumptions include estimated future cash flows, appropriate discount rates, and adjustments to market transactions and market multiples for differences between the market data and the equity affiliate being valued.  Changes to these assumptions could have a significant effect on the valuation of our equity affiliates.

We recognize our share of the earnings or losses of our equity investment in GSF.  Being an investment company, GSF records its investments in its investee companies at fair value.  As such, GSF’s net income or loss is affected by changes in the fair value of its investee companies.  The fair value of GSF’s investee companies is based on their phase of development.  There are four phases of development, including (i) acquisition of permits for projects, (ii) project and permit development, (iii) construction of the plant, and (iv) operation of the plant.  GSF values its investee companies at cost until the construction phase is completed.  GSF believes completion of the construction phase to be the most significant milestone in the investee company’s performance as the majority of the risks of project success, have been cleared including, but not limited to, (i) construction risk, including delays to the project schedule, and (ii) grid connection risk, which is substantially reduced as connection to the grid is managed by a government authorized third party, who is obligated to connect the plant to the grid in a timely manner once construction is complete.  While there are models that would allow for increases in project value over the life of the project, such as the dealer profit model, GSF did not initially adopt such a model as GSF has limited operating experience in the project construction business and, as such, is building its track record on project and permit development, construction, project financing and plant operation.  Further, GSF does not believe that the dealer profit model, or other similar model, is common industry practice in Europe currently for the previously mentioned reasons.  Upon completion of the construction phase, GSF calculates the fair value of its investee companies using a discounted cash-flow method which utilizes estimates and assumptions that market participants would use in pricing the same or similar investments in a current transaction.  Key assumptions used in the models include estimated power output during the life of the project, government feed-in-tariff rates, estimated operational costs during the life of the project, cost of capital discount rate, project lifetime, and income tax ratio.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations.  Each item has also been expressed as a percentage of our total net revenues.  Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2009		2010		2011
	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues
Net revenues
PV modules	$1,606.3	94.9%	$2,766.3	95.3%	$3,014.0	95.8%
— Investee companies of GSF	115.8	6.9	197.4	6.8	33.6	1.1
— Others	1,490.5	88.0	2,568.9	88.5	2,980.4	94.7
Others	87.0	5.1	135.6	4.7	132.6	4.2
Total net revenues	1,693.3	100.0	2,901.9	100.0	3,146.6	100.0
Cost of revenues
PV modules	1,235.6	72.9	2,211.9	76.3	2,626.2	83.5
Others	95.7	5.7	146.9	5.0	133.8	4.2
Total cost of revenues	1,331.3	78.6	2,358.8	81.3	2,760.0	87.7
Gross profit	362.0	21.4	543.1	18.7	386.6	12.3
Operating expenses
Selling expenses	82.1	4.9	118.0	4.0	162.6	5.2
General and administrative expenses	76.9	4.5	133.1	4.6	248.8	7.9
Research and development expenses	29.0	1.7	40.2	1.4	38.6	1.2
MEMC settlement charges	—	—	—	—	120.0	3.8
Impairment of goodwill	—	—	—	—	281.5	8.9
Impairment of long-lived assets and indefinite lived intangible assets	—	—	54.6	1.9	180.3	5.8
Total operating expenses	188.0	11.1	345.9	11.9	1,031.8	32.8
Income (loss) from operations	174.0	10.3	197.2	6.8	(645.2)	(20.5)
Interest expense, net(1)	(93.7)	(5.5)	(91.9)	(3.2)	(135.9)	(4.3)
Foreign currency exchange gain (loss), net	8.6	0.5	(46.7)	(1.6)	(38.2)	(1.2)
Other income (expense), net	2.6	0.2	(47.7)	(1.6)	(133.1)	(4.3)
Income (loss) before income taxes and equity in net earnings (loss) of affiliates	91.5	5.4	10.9	0.4	(952.4)	(30.3)
Equity in net earnings (loss) of affiliates	(3.3)	(0.2)	250.8	8.6	(98.7)	(3.1)
Income (loss) from continuing operations before tax	88.2	5.2	261.7	9.0	(1,051.1)	(33.4)
Tax (expense) benefit	(2.5)	(0.1)	(23.8)	(0.8)	47.2	1.5
Income (loss) from continuing operations, net of tax	85.7	5.1	237.9	8.2	(1,003.9)	(31.9)
Loss from discontinued operations, net of tax	—	—	—	—	(14.1)	(0.5)
Net income (loss)	$85.7	5.1%	$237.9	8.2%	$(1,018.0)	(32.4)%

	Year Ended December 31,
	2009		2010		2011
	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues
Net income attributable to the non-controlling interest	(0.1)	0.0	(1.0)	(0.0)	(0.6)	(0.0)
Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	$85.6	5.1%	$236.9	8.2%	$(1,018.6)	(32.4)%

(1)          Includes “interest expense” and “interest income” contained in our consolidated financial statements

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues.  Our total net revenues increased from $2,901.9 million in 2010 to $3,146.6 million in 2011.  The increase was due primarily to the strong growth of the sales of our PV products which more than offset the decline of average selling price.  Our shipment volume increased from 1,572 MW in 2010 to 2,096 MW in 2011 due to our increased production capacity, improved channels to market our products, our strong brand and product performance and the general growth of the solar market in the United States, China, Thailand and India.  The average selling price of our PV modules declined from $1.82 per watt in 2010 to $1.51 per watt in 2011, mainly due to gradual reductions of government subsidies, which led to a pricing erosion of PV products, as well as fluctuations in trading currencies.

Our total net revenues were largely derived from sales to our European markets, which in the aggregate accounted for 45.5% of our total net revenues in 2011, compared to 66.1%  in 2010.

Our total net revenues from sales in Germany decreased from $818.5 million in 2010 to $631.0 million in 2011, primarily due to the German government’s decision to reduce feed-in tariffs in mid-2010.  Our net revenues from sales in Germany constituted 20.1% of our total net revenues in 2011, compared to 28.2% in 2010.

Our total net revenues from sales in Italy decreased substantially from $473.9 million in 2010 to $150.6 million in 2011, primarily because our competitors were more effective in seizing the sales opportunities in the first quarter of 2011 to increase their sales volumes before the Italian government changed their feed-in-tariff policies, which resulted in the significant decrease of demand and market share for our products in the Italian market.

Our total net revenues from sales in Spain decreased from $86.5 million in 2010 to $44.6 million in 2011.  Demand from the Spanish market continued to slow down drastically since the Spanish government’s decision in late 2008 to place a cap on cumulative solar installations.

Our total net revenues from sales in France slightly increased from $223.0 million in 2010 to $239.0 million in 2011.  This increase was primarily due to our completion of a number of deals in 2011 and the improved funding environment for solar projects in France in 2011.

Our total net revenues from sales in the rest of our European markets, including the United Kingdom, Greece, the Benelux region, Scandinavia and the Eastern Europe countries increased from $315.8 million in 2010 to $364.6 million in 2011, due primarily to the strong demand for our PV modules in these markets.  Our net revenues from sales in European markets other than Germany, Spain, Italy and France constituted 11.6% of our total net revenues in 2011, compared to 10.9% in 2010.

Our total net revenues from sales in the United States increased from $443.3 million in 2010 to $723.7 million in 2011, due to the increased demand for our PV modules as a result of the reduction in price, our successful brand marketing and also a stable subsidy environment consisting of, in particular, the 1603 cash grant subsidy program which, although expired on December 31, 2011, had provided increased economic incentives to adopt our PV modules in projects in 2011.  Our net revenues from sales in the US market constituted 23.0% of our total net revenues in 2011, compared to 15.3% in 2010.

Sales to our largest customer accounted for 8.0% of our total net revenues in 2011, compared to 6.8% in 2010.  We intend to diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of Revenues.  Our cost of revenues increased from $2,358.8 million in 2010 to $2,760.0 million in 2011. The increase in our cost of revenues was primarily due to a significant growth of our shipment volume. In addition, our costs of revenue in 2011 included the cost for writing off the unamortized warrants granted to MEMC in the amount of $91.9 million, which accounted for approximately 2.9% as a percentage of total net revenues in 2011. Our overall cost structure in 2011 benefited from a steady reduction in both non-silicon material costs and manufacturing costs.  However, the magnitude of these reductions did not fully offset the rapid decrease of average selling prices of our PV modules in 2011.  As a result of the foregoing, the cost of revenues as a percentage of our total net revenues increased from 81.3% in 2010 to 87.7% in 2011.

Gross Profit.  As a result of the foregoing, our gross profit decreased from $543.1 million in 2010 to $386.6 million in 2011.  Our gross margin decreased from 18.7% in 2010 to 12.3% in 2011 primarily because reduction of our per unit cost did not outpace the reduction of our selling prices, and also that we incurred $91.9 million of write-off of warrants cost in 2011.

Operating Expenses.  Our operating expenses increased significantly from $345.9 million in 2010 to $1,031.8 million in 2011.  Our operating expenses in 2010 included $54.6 million impairment of our Shanghai thin-film equipment.  Our operating expenses in 2011 included (i) $120.0 million of compensation to MEMC due to contract termination, (ii) $281.5 million of impairment of goodwill, (iii) $180.3 million of impairment of long-lived assets and indefinite lived intangible assets, (iv) $21.1 million of provision for prepayments to related parties, and (v) $17.5 million of litigation contingency accruals.

•                  Selling Expenses.  Our selling expenses increased from $118.0 million in 2010 to $162.6 million in 2011 and, as a percentage of our total net revenues, increased from 4.0% in 2010 to 5.2% in 2011.  The difference in absolute amounts recognized was mainly attributable to higher shipping and handling costs, as well as our increased marketing and advertising service cost.

•                  General and Administrative Expenses.  Our general and administrative expenses increased from $133.1 million in 2010 (including $8.0 million of provision for prepayment to affiliates) to $248.8 million in 2011(including $21.1 million of provision for prepayments to related parties, and $17.5 million of litigation contingency accruals) and, as a percentage our total net revenues, increased from 4.6% in 2010 to 7.9% in 2011.  The changes in our general and administrative expenses was due primarily to (i) an increase in the provision for doubtful accounts, which amounted to $23.7 million; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased depreciation expenses of fixed assets and amortization expenses of intangible assets mainly relating to our acquisition of Rietech, and (iv) increased bank service charges.

•                  Research and Development Expenses.  Our research and development expenses decreased from $40.2 million in 2010 to $38.6 million in 2011.  Research and development expenses as a percentage of our total net revenues decreased from 1.4% in 2010 to 1.2% in 2011.  The decrease in the absolute amount of our research and development expenses was due primarily to the decrease of salary and benefit expense of research and development personnel as a result of headcount control.

As previously described, due to the challenging solar market conditions and the significant reduction in the Company’s market capitalization in the third quarter of 2011, based on the impairment test performed, we recorded $281.5 million of impairment of goodwill and $180.3 million of impairment of long-lived assets and indefinite lived intangible assets in 2011.

Interest Expense, net.  Our net interest expense increased from $91.9 million in 2010 to $135.9 million in 2011.  Increased net interest expenses were due mainly to higher debt level and interest rate in 2011 compared to in 2010.

Foreign currency exchange gain (loss), net. We had a foreign exchange loss of $38.2 million in 2011, compared to a foreign exchange loss of $46.7 million in 2010. The loss was primarily due to the depreciation of the Euro against the U.S. dollar.

Other Income (Expense), net.  We recorded a net other expense of $133.1 million in 2011, compared to a net other expense of $47.7 million in 2010.  The significant losses in 2011 included (i) a loss of $93.0 million as a result of marking -to -market our derivatives used to hedge our Euro revenue exposure, which did not meet cash flow hedge accounting treatment, and (ii) $40.0 million of impairment of our investment in Nitol.

Tax (Expense) Benefit.  We had a tax benefit of $47.2 million in 2011, compared to a tax expense of $23.8 million in 2010, primarily due to decrease of current tax expense along with significant decrease of taxable income, reversal of deferred tax liabilities following the impairment to long-lived assets and indefinite lived intangible assets, and deferred tax impact of carried forward loss in 2011.

Equity in Net Earnings (Loss) of Affiliates.  In 2011, we recognized an impairment loss of $48.0 million relevant to our investment in Shunda Holdings.

We account for our investment in GSF using the equity method of accounting.  GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value.  As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings.  Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations.  During the year of 2011, with the completion of additional 40 MW projects,  but affected by the change of feed-in-tariff in certain countries and higher weighted average cost of capital, the fair value of GSF was reassessed by GSF management at €369.3 million, compared to €397.2 million at the end of December 31, 2010. As a result, we recognized our share of equity loss of $27.0 million.

In November 2011, 2,000 shares, representing 6.7% of total GSF shares, were transferred from Suntech to GSF Capital Pte. Ltd (“GSF Capital”), which is ultimately owned by Mr. Romero, at a total consideration of €12.2 million. And as part of the share transfer agreement, Suntech will meet, on behalf of GSF Capital, future capital calls linked to the shares transferred for an amount of  €7.7 million. Of the total consideration of €12.2 million, €7.7 million will be paid by Mr. Romero contingent upon completion of an additional capital call. As we do not expect to fulfill any capital call in the foreseeable future, such consideration has not been recognized as an asset as of December 31, 2011. We have recognized a total loss of $30.7 million as a result of this transfer.

Loss from discontinued operations, net of tax.  Due to the insolvency of CSG Solar AG, we had a loss of $14.1 million from discontinued operation in 2011.

Net Income (Loss) Attributable to Ordinary Shares.  As a result of the cumulative effect of the above factors, we had a net loss of $1,018.6 million in 2011, compared to net income of $236.9 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Our total net revenues increased from $1,693.9 million in 2009 to $2,901.9 million in 2010.  The increase was due primarily to the strong growth of our PV products which more than offset the decline of average selling price.  Our shipment volume increased from 704 MW in 2009 to 1,572 MW in 2010 due to improved funding conditions of PV project developers, strong installation activities before each subsidy reduction announcement, and the revived global economy especially in the second half of 2010.  The average selling price of our PV modules declined from $2.40 per watt in 2009 to $1.82 per watt in 2010 mainly due to gradual subsidy reductions that led to a pricing erosion of PV products, and fluctuations in trading currencies.

Our net revenues were largely derived from sales to our European markets, which in the aggregate accounted for 66.1% of our total net revenues in 2010, compared to 74.0% in 2009.

Our net revenues from sales in Germany increased from $701.8 million in 2009 to $818.5 million in 2010.  The pace growth in the German market slowed down compared to previous years as a result of the German government’s decision to reduce feed-in tariffs in mid-2010.  Our net revenues from sales in Germany constituted 28.2% of our total net revenues in 2010 compared to 41.4% in 2009.

Our total net revenues from sales in Italy increased substantially to $473.9 million in 2010 from $200.1 million in 2009 primarily due to a favorable installation environment and attractive subsidies granted by the government, which led to attractive returns to system owners.  In turn, demand from the Italian market increased substantially in 2010.

Our net revenues from sales in Spain increased from $61.1 million in 2009 to $86.5 million in 2010.  This was still much lower than the $718.7 million recognized in 2008.  Demand from the Spanish market has slowed down drastically as a result of the government’s decision in late 2008 to place a cap on cumulative solar installations.

Our net revenues from sales in France increased from $108.4 million in 2009 to $223.0 million in 2010.  This increase was primarily due to strong solar installation incentives and an improvement in the funding environment for solar projects in 2010.

Our total net revenues from sales in the rest of our European markets, including the United Kingdom, Greece, the Benelux region, Scandinavia and the Eastern Europe countries increased from $182.1 million in 2009 to $315.8 million in 2010, due primarily to the strong demand for our PV modules.  Our net revenues from sales in the European markets other than Germany, Spain, Italy and France constituted 10.9% of our total net revenues in 2010, compared to 10.8% in 2009.

Our total net revenues from sales in the U.S. market increased from $160.4 million in 2009 to $443.3 million in 2010, due to a reduction in the price of our PV modules leading to increased demand, as well as success in our brand marketing and a stable subsidy environment which led to increased economic incentives to adopt our PV modules in projects in 2010.  Our net revenues from sales in the U.S. market constituted 15.3% of our total net revenues in 2010, compared to 9.5% in 2009.

Sales to our largest customer accounted for 6.8% of our total net revenues in 2010, compared with 8.2% in 2009.  We intend to diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of Revenues.  Our cost of revenues increased from $1,331.3 million in 2009 to $2,358.8 million in 2010.  The increase in our cost of revenues was due primarily to a significant growth of our shipment volume accompanied by, and to a lesser extent, the rising prices of silicon wafers, our key manufacturing material, in the second half of 2010.  Our overall cost structure benefited from a steady reduction of non-silicon material and manufacturing costs.  However, the magnitude of these reductions was not able to fully offset the increase in silicon wafer prices in the second half of 2010.  As a result, the cost of revenues as a percentage of our total net revenues increased in 2010 to 81.3% in 2010 compared to 78.6% in 2009.

Gross Profit.  As a result of the foregoing, our gross profit increased to $543.1 million in 2010 from $362.0 million in 2009.  Because the reduction of our per unit cost did not outpace the reduction of our selling prices, our gross margin decreased from 21.4% in 2009 to 18.7% in 2010.

Operating Expenses.  Our operating expenses increased significantly from $345.9 million in 2010 from $188.0 million in 2009.  Operating expenses in 2010 included the impairment of a long-lived asset as a result of the abandonment of our Shanghai amorphous-silicon thin-film equipment, which amounted to $54.6 million.

•                  Selling Expenses.  Our selling expenses increased from $82.1 million in 2009 to $118.0 million in 2010 and, as a percentage of our total net revenues, decreased from 4.9% in 2009 to 4.0% in 2010.  The difference in absolute amounts recognized was mainly attributable to the increase of warranties and shipping and handling costs on the back of our increased sales revenue, and reduction of sales commission.  In 2010, we accrued 0.72% of our Suntech Japan PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized, which were included in our selling expenses.

•                  General and Administrative Expenses.  Our general and administrative expenses increased from $76.9 million in 2009 to $133.1 million (excluding $54.6 million impairment of long lived assets) in 2010 and, as a percentage our total net revenues, increased slightly from 4.5% in 2009 to 4.6% in 2010.  The changes in our general and administrative expenses was due primarily to (i) an increase in the provision for doubtful debts, which amounted to $20.9 million, inclusive of an $8.0 million impairment related to our prepayment to Shunda holdings; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased fees and expenses incurred for professional services; and (iv) increased amortization expenses of intangible assets generated from the acquisition of Suntech Japan, Kuttler and SES.

•                  Research and Development Expenses.  Our research and development expenses increased from $29.0 million in 2009 to $40.2 million in 2010.  Research and development expenses as a percentage of our total net revenues decreased from 1.7% in 2009 to 1.4% in 2010.  The increase in the absolute amount of our research and development expenses was due primarily to increases in raw material costs related to research and development activities, which serves our overall research and development strategy as described in section C below.

As mentioned above, the impairment of a specific long-lived asset, our Shanghai amorphous-silicon based thin-film production line, resulted in an impairment of $54.6 million in 2010.  The overall decline of the cost of crystalline based PV technology has led to our belief that amorphous silicon thin-film technology would not be a long term cost competitive solution, and therefore we abandoned the investment in the manufacture line.

Interest Expense, net.  Our net interest expense decreased from $93.7 million in 2009 to $91.9 million in 2010.  Our net interest expense moderately reduced in 2010 as our 2012 due convertible notes was largely repaid in February 2010 with the exercise of the holders put option.

Foreign currency exchange gain (loss), net.  We had a foreign exchange loss of $46.7 million in 2010, compared to a foreign exchange gain of $8.6 million in 2009.  The loss was primarily due to the depreciation of the Euro against the U.S. dollar in 2010.

Other Income (Expense), net.  We recorded a net other expense of $47.7 million in 2010, compared to a net other income of $2.6 million in 2009.  The significant losses in 2010 included $49.8 million of the marking to market of derivative which were used to hedge our Euro revenue exposure which did not meet cash flow hedge accounting treatment.

Tax (Expense) Benefit.  Our tax expense increased from $2.5 million in 2009 to $23.8 million in 2010 which is primarily due to the non-deductibility of certain sales concession, which caused a significant increase in the taxable income of Wuxi Suntech.

Equity in Net Earnings (Loss) of Affiliates.  We evaluate our equity method and cost method investments for impairment when indicators of impairment occur.  We determine the fair value of our investment using a combination of the income approach and the market approach.  The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of such investments, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the solar power industry.  Estimates of projected revenues, expenses, capital spending, and other costs are developed by management of our equity method investees and reviewed by us.  The market approach includes using financial metrics and ratios of comparable public companies, such as projected revenues, expenses, and other costs.  The selection of comparable companies used in the market approach requires management judgment and is based on a number of factors, including polysilicon products within the solar industry, comparable companies’ sizes, growth rates, and other relevant factors.  Based on the result of the foregoing valuation approach, we recognized an impairment loss of $82.3 million relevant to our investment in Shunda Holdings in 2010.

We account for our investment in GSF using the equity method of accounting.  GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value.  As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings.  Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations.  We recognized our share of equity income of $269.5 million.  In addition, we also recognized an equity income of $50.3 million on consolidation of Rietech acquisition, which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value in accordance with ASC ASC 805-10-25-9.

Net Income (Loss) Attributable to Ordinary Shares.  As a result of the cumulative effect of the above factors, net income increased from $85.6 million in 2009 to $236.9 million in 2010.  Our net margin increased from 5.1% in 2009 to 8.2% in 2010.

Inflation

Since our inception, inflation in China has not materially affected our results of operations.  According to the National Bureau of Statistics of China, changes in the consumer price index in China were -0.7%, 3.3%, and 5.4% in 2009,  2010 and 2011 respectively.  We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

B.            Liquidity and Capital Resources

We require a significant amount of cash to fund our operations, especially as our 2013 convertible notes will become due in March 2013 .  We may also require cash generally to meet future capital and capacity expansion requirements, which are difficult to plan in the rapidly changing PV industry.

From 2009 to 2011, we financed our operations primarily through short-term and long-term bank borrowings, proceeds from the follow-on offering of our ADSs in May 2009, $50 million convertible loan received from the IFC in June 2009  and, to a lesser extent, cash generated from operations.  As of December 31, 2011, we had $492.4 million in cash and cash equivalents.  Most of the foregoing financial instruments were denominated in U.S. dollars and Renminbi.  Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

We currently have a significant amount of debt outstanding.  Our short-term bank borrowings are comprised primarily of short-term bank loans, trade finance facilities utilized, and draw-downs from our short-term credit facilities. As of December 31, 2011, including the current portion of long-term bank borrowings, our short-term bank borrowings totaled $1,573.4 million.

Our short-term bank borrowings outstanding as of December 31, 2011 bore average interest rates of 4.48% in 2011.  These borrowings have terms of one year or less, and mature at various times through 2012.  These loans were borrowed from various financial institutions.  None of these short-term credit facilities were restricted to the purchase of fixed assets.  All, except one, of such short-term bank borrowings did not contain any financial covenants or restrictions.  These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature.  We plan to repay these short-term bank borrowings with cash generated by our operating activities or alternative funding in the event we are unable to obtain extensions of these facilities in the future.  As of March 31, 2012, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $1,557.1 million. We expect to obtain additional bank borrowings through short-term bank loans and draw-downs from new and existing credit facilities from financial institutions we have relationships with should we need additional funding for working capital and capital expenditures.  As of December 31, 2011, we had short-term credit facilities with an aggregate limit of $3,905.4 million, of which $1,754.8 million had been drawn down.

Our long-term bank borrowings bore an annual average interest rate of 3.56% in 2011.  These loans were borrowed from various financial institutions and were within the limit of the maximum amount of each facility.  Loans in the principal amount of $31.1 million are restricted to purchase fixed assets, not for working capital needs.  Two long-term facilities contain financial covenants and restrictions, including those related to debt -to -equity ratio and quick ratio.  As of December 31, 2011, we had seven long-term credit facilities with an aggregate limit of $316.2 million, of which $196.5 million has been drawn down.

We and various of our subsidiaries have entered into commercial bank loans that contain financial covenants.  As of December 31, 2011, we have not met the financial covenants in all of our commercial bank loans.  As of December 31, 2011, we have breached covenants with two financial institutions with a total principal amount owed of $40 million.  We previously recorded $27.9 million of the loans in which we have not met the financial covenants as “long-term borrowings,” but have now classified these loans under “Short term borrowings.”

Each of the commercial banks is aware of the non-compliance with the financial covenants.  Under the terms of the respective loan agreements with the commercial banks, each of the banks is entitled to deliver a notice accelerating such loan and demanding immediate repayment of the entire respective loan amounts.   None of the commercial banks has delivered such notice.  We are currently in discussions with each of the banks to provide a waiver of such covenants, and in the interim we have received oral assurances from each of the commercial banks that it does not intend to deliver a notice accelerating such loan.  We cannot assure you that we will be able to receive waivers of such covenants from each of the banks, or that such banks will not deliver a notice accelerating such loans and demanding immediate repayment of the entire respective loan amounts

In December 2008, we conducted open market repurchases of $93.8 million in aggregate principal amount of our 2012 convertible notes, and we repurchased $93.8 million aggregate principal amount of the 2012 convertible notes for a total consideration of $61.0 million.  In 2009, we repurchased $181.2 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $159.6 million in open market repurchases.  In 2010, we further repurchased an aggregate of $221.2 million principal amount of our 2012 convertible notes for a total consideration of $221.2 million as a result of the holders exercising their put option. In the first quarter of 2012, the remaining $3.8 million principal amount of our 2012 convertible notes was due and fully repaid, and we also repurchased an aggregate amount of $34.0 million principal amount of our 2013 convertible notes for a total consideration of $25.0 million.  As of the date of this annual report, the outstanding principal amounts of our 2012 convertible notes and 2013 convertible notes were nil and approximately $541.0 million, respectively.

Due to the weakening industry environment, we experienced significant net losses for the fiscal year ended December 31, 2011.  As of December 31, 2011, we had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of $522.9 million, which was mainly the result of financing our capital expenditures through short-term borrowings. In addition, since the second quarter of 2011, we started to experience some negative trends in our operations, including loss from operations, working capital deficiencies and certain adverse key financial ratios.  Apart from our efforts of improving financial performance as discussed in the “Overview” section, we took or are taking the following measures to overcome liquidity difficulties:

Bank financing.  With an aim to improve liquidity, we have successfully negotiated with commercial banks, and will continue to negotiate with such and other banks to obtain revolving bank facilities. As of March 31, 2012, we were, in all major aspects, in compliance with debt covenants, and had a total revolving credit facilities of $4,066.1 million, of which $2,481.5 million was unused. These short-term credit facilities expire through March 31, 2013. Management believes that we will be able to obtain continued borrowing facilities from the banks when we require, so that the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

Equity and debt offering. We will consider obtaining additional funding from the issuance of additional equity or debt when market conditions permit and to the extent such issuances are in the overall best interests of our business.

Reorganization of our business. Due to the financial crisis in 2008 and subsequent industry change, we stopped our capacity expansion plan for thin film in 2009.  In the middle of 2011, we closed a thin-film R&D subsidiary in Germany, CSG Solar AG, and in the third quarter of 2011, we further decided to stop our thin-film R&D activities at Sichuan Suntech.  In 2012, we also plan to exit or monetize our non-core assets, including our investment in GSF.

We have also developed plans to reduce capital and operating expenditures, implemented aggressive accounts receivable collection and inventory reduction efforts, and adopted strict control of operating activities and investing activities of the Company to improve our cash flow since the third quarter of 2011. As a result, positive results, including positive operating cash flows, were generated and lower expenditure targets were met in the fourth quarter of 2011.

We believe that the actions we have taken and the liquidity plan we have developed, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for the next 12 months.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Under that assumption, it is expected that assets will be realized and liabilities will be satisfied in the normal course of business.

See “Risk Factors—Risks Relating to Our Company and Our Industry—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” in Exhibit 99.2 to this report on Form 6-K for a more detailed discussion of risks relating to our working capital deficit and our liquidity plan.

Long-term Loans to Our Suppliers and Advances and Prepayment to Suppliers

Purchases of polysilicon and silicon wafers have required, and will continue to require us to make significant funding commitments, including working capital commitments.  Most of our multi-year supply agreements require us to provide interest free loans, prepayment of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments.  When we entered the long term agreements, we made most of our loans and prepayments without receiving collateral, and, as a result, our claims for such loans and prepayments rank only as unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Long-term Loans to Our Suppliers

As part of the 10-year supply agreement with MEMC, we also granted a loan to MEMC in the aggregate principal amount of $625.0 million over the course of 11 years as a means of securing our obligations to MEMC.  The loan was to be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 11-year period.  If we had failed to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC could have retained a portion of the loan up to the purchase shortfall.  At inception, $9.6 million was accrued and was subsequently charged over the 11 year term as imputed interest for the interest free loan.

In the second quarter of 2011, in conjunction of with the termination of the supply agreement with MEMC, the outstanding balance of the interest free loan to MEMC was waived and treated as part of the total compensation to MEMC.

Advances to Affiliates and Prepayment to Suppliers

In order to secure a stable supply of silicon raw materials, we make prepayments to certain suppliers based on written purchase orders and contracts detailing product, quantity and price.  Under these supply agreements, we have the right to inspect products prior to acceptance, and under a portion of the arrangements we can also terminate the arrangements and request refund of our prepayments with interest and/or a penalty fee in the event that suppliers are late in or fail to make their deliveries.  Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months.  As of December 31, 2009, 2010 and 2011, we had advances to suppliers that amounted to $48.8 million, $84.4 million and $84.4 million, respectively, and long-term prepayments that amounted to$188.1 million, $213.8 million and $185.1 million, respectively.  At the year end of 2010, our long-term prepayments also included the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $95.3 million.

We have made a number of strategic equity investments in upstream suppliers as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.  As of December 31, 2011, the current portion of amounts due from related parties amounted to $67.7 million and the non-current portion of amounts due from related parties amounted to $67.6 million, primarily consisting of advances and prepayments to these related party suppliers.

Trend of credit terms allowed to customers

We had benefited from the low interest rate, abundant credit environment prior to the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms.  In order to execute our strategy of global sales expansion, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due.  The extended credit terms to our customers have created additional demands on our working capital.  In general, we have granted extended credit terms to our existing and new customers in 2011 based on the expectations that probability of customer defaults should be low as global macro economy gradually recovers.  However, as a result of business scale and geographical expansions, the total amount of provision for doubtful accounts recognized was $55.3 million in 2011, compared to $18.5 million in 2010.  Excluding the $21.1 million provision of prepayments to Shunda and Nitol in 2011, our investee companies that supply us with polysilicon and wafers, our provision for doubtful account was $34.2 million in 2011 compared to $10.5 million in 2010 (excluding $8.0 million provision of prepayment to Shunda in 2010).

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(In millions)
Net cash provided by (used in) operating activities	$292.9	$(30.0)	$93.3
Net cash used in investing activities	(441.9)	(238.6)	(567.5)
Net cash provided by financing activities	479.4	303.0	102.1
Net increase (decrease) in cash and cash equivalents	325.4	39.3	(380.1)
Cash and cash equivalents at beginning of the year	507.8	833.2	872.5
Cash and cash equivalents at end of the year	$833.2	$872.5	$492.4

Operating Activities

Our net cash generated from operating activities improved to $93.3 million in 2011 compared to negative $30.0 million in 2010.   The improved operating cash flow in 2011 was primarily due to our enhanced working capital management with respect to accounts receivable,  inventory and accounts payable. The non-cash items, including write-off of warrants cost, impairment of goodwill, impairment of long-lived assets and indefinite lived intangible assets, impairment of investments in Shunda and Nitol, provision for prepayments to Shunda and Nitol, and equity in earnings (loss) of affiliates, were adjusted in the prepared presentation of our net cash flow from operating activities based on the indirect method.

Our net cash used in operating activities was $30.0 million in 2010.  We had net cash generated from operating activities in the amount of $292.9 million in 2009.  The negative cash flow from operating activities in 2010 was due primarily to significant expansion of working capital consumed by business scale expansion and additional prepayments for polysilicon and silicon wafers.

Investing Activities

Net cash used in investing activities increased from $238.6 million in 2010 to $567.5 million in 2011.  The increase was primarily due to (i) increased capital expenditure in 2011 for the purchase of property, plant and equipment, (ii) increased net proceeds from redemption of financial derivatives in 2011, (iii) increase in restricted cash that were mainly deposits placed with banks for trade finance and bank borrowings, and (iv) the net proceeds of $201.6 million received in 2010 from the redemption of a short-term principal guaranteed deposit, which was accounted for as a short-term investment, partially offset by the decreased purchase of long-term equity investment in 2011 than in 2010.  Our total cash outlays for the purchase of property, plant and equipment amounted increased from $276.0 million in 2010 to $366.8 million in 2011.  Our cash outlay for investments in long term investments in 2010 mainly include the acquisition of Rietech and additional investments in Global Solar Fund.

Net cash used in investing activities decreased by 46.0% from $441.9 million in 2009 to $238.6 million in 2010.  The decrease was due primarily to (i) receipt of net proceeds of $201.6 million received in 2010 from the redemption of a short-term principal guaranteed deposit which was accounted for as a short term investment, and (ii) purchase of a principal guaranteed structure deposit of $200 million with the proceeds from the follow-on offering of our ADSs in May 2009.  This deposit was used to repurchase our 2012 convertible notes on February 15, 2010.

Financing Activities

Net cash provided by financing activities decreased from $303.0 million in 2010 to $102.1 million in 2011.  Our net additional short-term borrowing was $147.6 million in 2011.  Our net decrease in long-term bank borrowing was $4.0 million in 2011.

Net cash provided by financing activities decreased from $479.4 million in 2009 to $303.0 million in 2010.  Our net additional short-term borrowing was $433.7 million in 2010.  Our net increase in long-term bank borrowings was $36.0 million in 2010.  In 2010, we also repurchased the great majority of our 2012 convertible notes with a total consideration of $221.2 million.

We require additional cash to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months, repaying existing debt obligations or refinancing our existing debts as a result of changing business conditions or other future developments.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.  If we are not able to generate sufficient cash flow to meet our debt repayment or other financial obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing.  The macro liquidity and credit lending environment could continue to be challenging and subject to uncertainties due to the European sovereign debt crisis, the slower-than-expected economic recovery in the United States as well as the slowing down of economic growth in the emerging economies.  We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our shareholders.  The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.  We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We made capital expenditures of $142.6 million, $276.2 million and $366.8 million in 2009, 2010 and 2011, respectively.  In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules.  In 2011, our capital expenditure was mainly used for the expansion of wafer capacity as we acquired Rietech at the end of 2010. We estimate that our capital expenditures in 2012 will be approximately $120.0 million to $150.0 million, which will be used primarily for maintenance purpose.  We plan to fund the balance of our 2012 capital expenditures substantially with cash generated from operations.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. We do not believe that the adoption of ASU 2011-04 in the first quarter of 2012 will have an impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.  ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-12 deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011 and must be applied retrospectively. We do not believe that the adoption of ASU 2011-05 will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which require companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.

We are evaluating the effect of the adoption of ASU 2011-11 will have on its consolidated financial statements.

C.            Research and Development

Our objective is to be the global market leader for the development, manufacture and commercial scale installation of PV products and systems, and to spearhead the movement to achieve grid parity.  We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies.  Since 2008, we had commenced commercial production of PV cells utilizing our internally developed Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency of 20.3% on PV cells manufactured with monocrystalline silicon wafers and 18.1% on PV cells manufactured with multicrystalline silicon wafers.  We are now focusing on a new generation of Pluto technology with the aim of increasing the efficiencies to 20-21% for monocrystalline silicon and 17.5-18.5% for multicrystalline silicon.

We will continue to devote substantial resources to research and development efforts in order to improve our product design and manufacturing capabilities.  In particular, we have focused, and will continue to focus, our research and development efforts in the following areas:

•                  Develop Improved Encapsulation Technologies.  We will also continue to invest in research and development of encapsulation technologies, designed to reduce the degradation of PV cell conversion efficiency and to extend the usable lifespan of our products.

•                  Enhance Production Processes to Reduce Silicon Usage per Watt.  We will continue to develop innovative process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, such as cell warpage and the high breakage rate of thinner silicon wafers.  We are also developing proprietary production processes to increase automation and to achieve inline production utilizing thinner wafers.

•                  Strengthen Material Science Research and Development to Better Utilize Low Cost Solar Grade Silicon.  We are currently testing and analyzing new materials including lower cost solar grades of silicon suitable for our production.

•                  Diversify Product Offering.  Through our research and development, we will continue to broaden our product offering and solar solution portfolio.  We aim to develop the most comprehensive solar offering and to continue to target additional segments of solar demand.

In addition, we will continue to develop equipment and tools and refine our manufacturing processes to improve our operating efficiency.

We believe that the continual improvement of our technology is vital to maintaining our long term competitiveness.  Therefore, we intend to continue to devote our management and financial resources in research and development.  Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes.  Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, and Dr. Stuart R. Wenham, our chief technology officer, are both prominent figures in the PV industry.

As of December 31, 2011, our research and development center employed about 380 personnel, including 276 PV technology experts from China and abroad.  We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the establishment of an Advanced Solar Facility for nanoplasmonic PV cell development at the Swinburne University of Technology in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

Our research and development expenditures were $29.0 million, $40.2 million and $38.6 million in 2009, 2010 and 2011, respectively.  The decrease in the absolute amount of our research and development expenses was due primarily to the decrease of salary and benefit expense of research and development personnel as a result of headcount control.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.              Off-Balance Sheet Arrangements

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to invest up to €258.0 million in 2008.  As of December 31, 2010, our investment in GSF amounted to €155.7 million, of which, €55.9 million had been invested as of December 31, 2008, €18.7 million was invested in 2009, and a further €81.1 million was invested in 2010.  No additional capital call payment was made for the year ended December 31, 2011.  In November 2011, 2,000 shares, representing 6.7% of total GSF shares, were transferred from Suntech to GSF Capital Pte. Ltd (“GSF Capital”), which is ultimately owned by Mr. Romero, at a total consideration of €12.2 million. And as part of the share transfer agreement, Suntech will meet on behalf of GSF Capital future capital calls linked to the shares transferred for an amount of €7.7 million. Of the total consideration of €12.2 million, €7.7 million will be paid by Mr. Romero contingent upon completion of an additional capital call. As we do not expect to fulfill any capital call in the foreseeable future, such consideration has not been recognized as an asset as of December 31, 2011. We have recognized a total loss of $30.7 million as a result of this transfer. As of December 31, 2011, we had a remaining capital commitment of €94.4 million.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, in the amount of approximately €554.2 million.  In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million.  Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, any cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and any material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement.  As of December 31, 2011, approximately 145 MW of power plants have been completed, of which approximately 143 MW have been connected to the grid. As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF.  The fair value of the debt guarantee was approximately $2.0 million, which was recorded in our balance sheet at the effective date of this guarantee.

Other than the above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.              Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions)
Long-term debt obligations(1)	$233.2	$94.9	$137.8	0.5	—
Capital (finance) lease obligations	178.0	36.8	50.6	65.0	25.6
Operating lease obligations	4.7	1.3	2.1	1.3	—
Purchase obligations(2)	4,535.3	622.0	1,157.0	1,148.7	1,607.6
Convertible notes	584.7	3.8	531.6	—	49.3
Total	$5,535.9	$758.8	$1,879.1	$1,215.5	$1,682.5

(1)          The amounts include interest expenses payable calculated basing on the 3.71% average interest rate of the Company during year 2011.

(2)          A reconciliation from the purchase obligations outstanding as of December 31, 2011 to the future minimum obligation under long-term supply agreements as of December 31, 2011 is as follows (in millions, rounded):

Future minimum obligation under long term supply agreements as of December 31, 2011	$4,466.7
Add: Commitments outstanding for the purchase of property, plant and equipment	$8.6
Add: Future minimum purchase commitment of raw materials under short term agreements	$60.0
Purchase obligation outstanding as of December 31, 2011	$4,535.3

Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

G.            Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in other currencies.  A substantial portion of our short-term and long term borrowings are denominated in Renminbi.  Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities.  Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities.  Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts.

In 2011, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2011, Euro/U.S. dollar currency exchange forward contracts (sell Euro buy U.S. dollar) with notional values of €350 million and U.S. dollar/Renminbi currency exchange forward contracts (sell U.S. dollar buy Renminbi) with notional values of $400 million were outstanding. We may enter into additional forward contracts or other economic hedges in the future. Assuming a 1.0% appreciation of the Euro against the U.S. dollar, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $4.9 million as of December 31, 2011.  Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $4.0 million as of December 31, 2011.

Our financial statements are expressed in U.S. dollars and our functional currency is U.S. dollars, but some of our subsidiaries use currencies other than U.S. dollars as their own functional currency.  The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi and other currencies.  To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi and other currencies against the U.S. dollar could result in a change to our statement of operations.  On the other hand, a decline in the value of Renminbi and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term bank borrowings, long-term bank borrowings, convertible notes outstanding, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.  Such interest-earning instruments carry a degree of interest rate risk.  Our future interest expense may increase due to changes in market interest rates.

As of December 31, 2011, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively.  In the first quarter of 2012, the remaining $3.8 million principal amount of our 2012 convertible notes was due and fully repaid and we repurchased an aggregate amount of $34.0 million principal amount of our 2013 convertible notes for a total consideration of $25.0 million.  As of April 15, 2012, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately nil and $541.0 million, respectively.

                        As of as of December 31, 2011, the fair values of our 2012 convertible notes and 2013 convertible notes were $3.8 million and $498.1 million, respectively, which were determined based upon quoted market prices and other pertinent information available to management.  Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

The fair values of the other financial instruments were not materially different from their carrying or contract values as of December 31, 2011.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements.  The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.  On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate.

H.            Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010	2011
	(In thousands)
Audit fees	$2,250.0	$2,620.0	$2,650.0
Tax Fees(1)	$0.0	$0.0	$0.0
Other Fees	$0.0	$0.0	$0.0

(1)   “Tax fees” include fees billed for tax consultations.

I.                 Safe Harbor

From time to time, we make certain comments and disclosures in this report on Form 6-K that may be forward-looking in nature.  Examples include statements related to our future outlook, anticipated capital expenditures, projected cash flows and borrowings, and sources of funding.  We caution readers that forward-looking statements, including disclosures that use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “project,” “will” and similar words or statements are subject to certain risks, trends and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from the expectations expressed or implied in such forward-looking statements.  Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions.  These assumptions are based on facts and conditions, as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond our control.  We disclaim any intent or obligation to update these forward-looking statements unless required by securities law, and we caution the reader not to rely on them unduly.

We have based any forward-looking statements we have made on our current expectations and assumptions about future events and circumstances that are subject to risks, uncertainties and contingencies that could cause results to differ materially from those discussed in the forward-looking statements, including, but not limited to:

•                  our expectations regarding the worldwide demand for solar energy;

•                  our expectations regarding governmental support for the deployment of solar energy;

•                  our beliefs regarding the acceleration of adoption of solar technologies;

•                  our expectations with respect to advancements in our technologies, including commercialization of Pluto and thin film technologies;

•                  our beliefs regarding the competitiveness of our PV products;

•                  our expectations with respect to revenue growth, profitability and our production volumes;

•                  our expectations with respect to our ability to re-negotiate the price and volume terms of our multi-year supply agreements in light of current market conditions;

•                  our goal to continue to improve the conversion efficiency rates of our PV cells while reducing manufacturing costs;

•                  our future business development, results of operations, cash flow and financial condition;

•                  competition from other manufacturers of PV products, conventional energy suppliers and non-solar renewable energy providers;

•                  future economic or capital market conditions;

•                  foreign currency fluctuations; and

•                  the availability and costs of credit and letters of credit that we require.

We are including this cautionary statement in this document to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf, of us.  Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the risk factors described in Exhibit 99.2 to this report on Form 6-K.